

November 14, 2011

Via E-mail
Maxwell Grant
Chairman and Chief Executive Officer
Chancellor Group, Inc.
216 South Price Road
Pampa, Texas 79065

> **Re:** **Chancellor Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 19, 2011**
> **Current Report on Form 8-K**
> **Filed October 20, 2011**
> **File No. 0-30219**

Dear Mr. Grant:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. With a view toward disclosure, with respect to the assets being sold to LCB Resources, please tell us what percentage of Chancellor Group, Inc.'s assets and revenue and expenses these assets represent. In this regard, please furnish the information required by Item 14(b) and (c) or provide us with an analysis as to why this information is not required.

Proposal to Approve the Purchase and Sale Agreement

Background of the Asset Sale, page 9

2. Please provide independent third party support for your conclusory statements in the first paragraph of this section. In particular, please clarify whether this is an acquisition by a "larger oil and gas" company that is paying a "premium" for the Gryphon assets. If not, clarify how this paragraph is relevant to this transaction.

Current Report on Form 8-K filed October 20, 2011

3. Please file all exhibits, such as Exhibit A-1, to the Purchase and Sale Agreement.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Caroline Kim, Staff Attorney, at (202) 551-3878, or me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

CC: Brandon Wing
Sprouse Shrader Smith P.C.